writer’s direct dial:	(302) 475-6756
telecopy:	(302) 475-3555
email:	kbelohoubek@doverdowns.com

October 3, 2014

Via EDGAR

CORRESP

and Regular Mail

Linda Cvrkel

Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Dover Downs Gaming & Entertainment, Inc.

Form 10-K for the year ended December 31, 2013

Filed March 7, 2014

Form 8-K

Filed July 24, 2014

SEC File Number 001-16791

Dear Ms. Cvrkel:

We have received and reviewed your comment letter dated September 30, 2014.  We appreciate your efforts to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.  We will revise our future filings in response to these comments as more fully detailed below.

Our response to your comment letter follows.  For ease of reference, we first reproduce the entire comment in underlined text and then provide our response.

In our responses, references to “we,” “our,” or the Company shall mean Dover Downs Gaming & Entertainment, Inc. and/or its consolidated subsidiaries, as appropriate.

Form 10-K for the Year Ended December 31, 2013

Financial Statements, page 30

Notes to the Consolidated Financial Statements, page 35

Note 6 — Credit Facility, page 39

1.                                      We note that you have modified your credit facility in March 2013 and August 2014, both times, decreasing the amount available for withdraw.  In this regard, please tell us what consideration you gave to the modifications under ASC 470-50-40-21 regarding the write off of any unamortized deferred costs.  To the extent you did not write-off any deferred financing fees, please explain why.

Response:                                        In connection with the March 2013 credit facility modification, we considered ASC 470-50-20-21 and since the borrowing capacity of the modified agreement was less than the borrowing capacity of the prior agreement, a proportionate amount of the unamortized deferred costs related to the facility were written off. The amount of the write off was not material.  When we entered into the August 2014 credit facility modification, there were no remaining unamortized deferred costs. All previously deferred costs were fully amortized as the expiration date of the original agreement was in June 2014.  There were no costs to extend the agreement from June 2014 to the August 2014 modification date.

Note 13 — Quarterly Information (unaudited), page 49

2.                                      We note significant fluctuations in your operating earnings and net income each period in 2013 and 2012.  We also note your disclosure on page 10 that your quarterly operating results are generally distributed evenly throughout the year.  In this regard, please revise Note 13 to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented.  Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Response:                                        Please note that we are a “smaller reporting company,” and as such Item 302(a)(3) of Regulation S-K does not apply to us.  Please see Item 302(c) of Regulation S-K.  There were, however, no extraordinary, unusual or infrequently occurring items that impacted our quarterly results.  Given our high level of fixed operating costs, fluctuations in our business volume can lead to variations in quarterly operating results.  In future filings, we will supplement our Seasonality disclosure to include language similar to what is noted in the preceding sentence relative to possible variations in quarterly operating results.

Form 8-K filed July 24, 2014

3.                                      We refer to the reconciliation of EBITDA in Exhibit 99.2 to Form 8-K dated July 24, 2014.  We note that you have reconciled this non-GAAP financial measure to operating income rather than net income, which we believe would be the most comparable US GAAP measure.  Please revise to reconcile the non-GAAP measure EBITDA to net income.  Refer to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non- GAAP Financial Measures.

Response:                                        In future filings, if we present the non-GAAP measure EBITDA, then we will reconcile it to net income rather than to operating income.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

2

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in our Form 10-K and Form 8-K filings;

•                  Staff comments or changes to disclosure in response to staff comments in the Form 10-K and Form 8-K reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 302-475-6756 if you have any questions regarding the above or require any additional information.

Thank you.

Very truly yours,

/s/ Klaus M. Belohoubek

Klaus M. Belohoubek
Senior Vice President-General Counsel

KMB/lal

SEC/SEC Comment Letters/DDE/2014

cc:                                Denis McGlynn, President and CEO

Timothy R. Horne, Sr. Vice President-Finance and CFO

Heather Clark (Securities and Exchange Commission)

Claire Erlanger (Securities and Exchange Commission)